

November 17, 2010

Yanhong Ren
Chief Financial Officer
DK Sinopharma, Inc.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi'an, the People's Republic of China 710043

> **Re: DK Sinopharma, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2009**
> **Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010**
> **Forms 10-Q and 10-Q/A for the Quarterly Period ended June 30, 2010**
> **File No. 333-156302**

Dear Mr. Ren:

    We have reviewed your November 2, 2010 response to our September 27, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the quarterly or annual filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q/A for the Quarterly Period Ended June 30, 2010

Consolidated Financial Statements

Note 1 – Organization, page F-5

1. Please refer to your response to comment four and your revised disclosures. Your revised disclosure does not describe how the reverse acquisition was accounted for as requested in our original comment. Please revise your disclosure to describe the accounting treatment, including the fact that the historical financial statements are those

of the accounting acquirer and that per share amounts have been retroactively adjusted to reflect the merger.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-10

2. Please refer to your response to comment five and your revised disclosures. Please expand your disclosure to clarify when title passes to the customer and to address all of the revenue recognition criteria of ASC 605-10-S99-1.

Note 8 – Warrants, page F-13

3. Please refer to your response to comment nine. You disclose that the fair value of the warrants was $77,568. Please explain the difference between this amount and the $71,358 recorded on the balance sheet and confirm what the fair value of the warrant liability was as of June 30, 2010. The amount recorded as the derivative expense on the statement of income should represent the change in fair value of the warrant during the period. Therefore, please explain why the amounts recorded on the balance sheet and the statement of income of $71,358 are the same. Also, please explain to us why you have classified stock compensation within the derivative line item pursuant to your response to our comment number one. Finally, please explain why the amounts included in the table in Note 9 for derivative expense and derivative liability are not equal yet the amounts recorded on the balance sheet and income statement are both $71,358.

Note 15 – Restatement, page F-14

4. In accordance with ASC 250-10-50, please disclose the effect of the correction on each individual financial statement line item. For example, you should disclose the impact on the balance sheet as well as the impact to other income (expense). Please disclose the nature of the error similar to your explanation included in the Item 4.02 Form 8-K filed on November 3, 2010 to clarify that the accounting treatment was a result of the fact that the denominated currency of the strike price of the warrants is different from the entity's functional currency.

5. We note that the amount disclosed for the correction for warrant accounting is $25,809. Please explain to us how the original amount recorded of $45,549 was calculated.

Management's Discussion and Analysis or Plan of Operations, page 5

6. Please refer to your response to comment 14. Please revise your disclosure to clarify that you do not provide for the option of product returns, chargebacks, rebates, or any other discount and allowances.

 Results of Operations
Other Income, page 10

7. Please refer to your response to comment 16. Please revise the name of the line item on your statement of cash flows for 'bad debt recoveries' so that it is clear that this does not relate to a bad debt provision for accounts receivable.

8. Please revise your disclosure to include an explanation for the change in the derivative expense line item.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant